Mail Stop 6010

June 16, 2008

Kathy Ordoñez
President and Chief Executive Officer
Celera Corporation
1401 Harbor Bay Parkway
Alameda, CA 94502

      Re: Celera Corporation
             Amendment No. 5 to Registration Statement on Form S-1/A
             Filed on June 16, 2008
             File No. 333-149457

Dear Ms. Ordoñez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Form S-1/A

Draft Opinion

1. We note your response to Comment 3 and have the following comment. Please expand your tax opinion as follows.

   - Please identify the Sections of the Code pursuant to which tax counsel believes the transaction is likely to be a tax-free exchange to holders of Celera tracking stock;

- As your opinion and the disclosure in the prospectus both indicate there is doubt as to the tax free nature of the transaction, counsel should address the degree of uncertainty as well as the circumstances that cause the uncertainty to exist. For example, if counsel believes that it is more likely than not that the transaction will be tax-free to holders of Celera tracking stock, they should revise the opinion accordingly. If counsel is not able to conclude that it is more likely than not that the transaction will be tax-free, it appears that counsel is not prepared to render a substantive opinion;
- Assuming that counsel believes that it is more likely than not that that the transaction will be tax-free to Celera tracking stock holders, the opinion should nevertheless be expanded to identify and explain the two alternate non-tax free treatments of the transaction; and
- The tax opinion should identify the individual circumstances that would cause a holder's tax liability to be alternatively computed as (1) the difference between the fair value of the Celera common received and the holder's basis in the tracking stock, or (2) a distribution equal to the fair market value of the Celera common stock received.

*   *   *

File a pre-effective amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

Submit your request for acceleration at least two business days prior to the requested effective date. You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William B. Sawch, Esq.
        Senior Vice President and General Counsel
        Applera Corporation
        301 Merritt 7
        Norwalk, Connecticut 06851

        Robert B. Pincus, Esq.
        Allison L. Land, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        One Rodney Square
        Wilmington, Delaware 19801